Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Subject Company: Atlanta Braves Holdings, Inc.

Commission File No.: 333-268922

As previously disclosed, Liberty Media Corporation (“Liberty Media”) intends to complete a split-off (the “Split-Off”) of Atlanta Braves Holdings, Inc. (“SplitCo”), which will hold immediately prior to the Split-Off all of the businesses, assets and liabilities currently attributed to Liberty Media’s Braves Group, including 100% of the ownership and voting interests in Braves Holdings, LLC, which is the owner of the Atlanta Braves Major League Baseball Club, and certain assets and liabilities associated with the Atlanta Braves Major League Baseball Club’s stadium and Braves Holdings’ mixed use development project and corporate cash. The Split-Off will be accomplished through the redemption by Liberty Media of the existing Liberty Braves common stock in exchange for common stock of SplitCo. In addition, it is intended that (i) in connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution from the Braves Group to the Liberty SiriusXM Group and the Formula One Group, respectively, of shares of SplitCo common stock, and (ii) thereafter, (A) the shares of SplitCo common stock attributed to the Liberty SiriusXM Group will be delivered to and exchanged with one or more third party lenders for certain debt obligations of Liberty Media attributed to the Liberty SiriusXM Group at the time of such exchange that are held by such third party lenders (the “Liberty Media Exchange”), and (B) the shares of SplitCo common stock attributed to the Formula One Group will be distributed on a pro rata basis to the holders of Liberty Formula One common stock that hold such Liberty Formula One common stock on the record date (the “Formula One Distribution”). The Split-Off and related transactions are described in the registration statement on Form S-4 filed by SplitCo with the SEC on December 21, 2022, as amended on February 13, 2023, and the registration statement on Form S-4 filed by Liberty Media with the SEC on December 21, 2022, as amended on February 13, 2023 (such registration statements, as amended, the “Registration Statements”).

In connection with the Split-Off, Liberty Media submitted to the Internal Revenue Service (“IRS”) a request for a private letter ruling to the effect that the Split-Off and the Formula One Distribution, taken together with the contribution of certain assets and liabilities by Liberty Media to SplitCo (collectively, the “Split-Off Transactions”), will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”) to Liberty Media and to holders of its Liberty Braves common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares) (the “Ruling”). The requested Ruling was premised on, among other things, that Liberty Media’s ownership and operation of the business conducted through its subsidiary, Sirius XM Holdings Inc. (the “SiriusXM business”), would satisfy the active trade or business requirement under Section 355 of the Code (the “ATB Requirement”). The receipt of this Ruling is a waivable condition to the completion of the Split-Off.

By letter dated March 15, 2023, the IRS informed Liberty Media that, in the general interest of sound tax administration, the IRS was declining to provide the requested ruling until certain issues were resolved under its open regulation project addressing certain requirements under Section 355 of the Code, including the ATB Requirement.

Subsequent to receiving notice of the IRS’s decision with respect to the ruling request, Liberty Media confirmed with its tax counsel, Skadden Arps Slate Meagher & Flom, LLP (“Skadden”), that the decision by the IRS not to provide a ruling at this time did not affect Skadden’s view that, under current law, and subject to certain factual representations and assumptions, the ATB Requirement will be satisfied with respect to Liberty Media in connection with the Split-Off Transactions by Liberty Media’s ownership and operation of the SiriusXM business. Skadden further confirmed to Liberty Media that, under current law, and subject to certain factual representations and assumptions, the IRS’s decision would not affect Skadden’s ability to render an opinion at closing of the Split-Off, in form and substance reasonably acceptable to Liberty Media, to the effect that for U.S. federal income tax purposes, (i) the Split-Off Transactions, will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, (ii) no income, gain, or loss will be recognized by Liberty Media upon (A) the receipt of SplitCo common stock in the contribution, (B) the distribution of SplitCo common stock pursuant to the Split-Off Transactions, or (C) the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock in the Split-Off Transactions (except with respect to the receipt of any cash in lieu of fractional shares) (the “Tax Opinion”). The receipt of the Tax Opinion is a non-waivable condition to the Split-Off.

As a result of these confirmations, Liberty Media has determined that it will no longer condition the Split-Off on the receipt of the Ruling and intends to proceed with its plan to complete the Split-Off Transactions, subject to the satisfaction of the remaining conditions described in the Registration Statements (including the receipt of the Tax Opinion).

Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed Split-Off Transactions, proposed timing of the transactions, the listing or quotation of shares of SplitCo’s common stock following the proposed transactions and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the ability of Liberty Media to realize the expected benefits of the Split-Off Transactions. These forward-looking statements speak only as of the date of this communication, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the Securities and Exchange Commission (the “SEC”), for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or SplitCo. The proposed offer and issuance of shares of common stock of SplitCo in the Split-Off will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus forming a part thereof regarding the Split-Off, and any other relevant documents filed as exhibits therewith (a preliminary filing of which has been made with the SEC), as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off, the Liberty Media Exchange and the Formula One Distribution. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and SplitCo and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off. Information regarding the directors and executive officers of Liberty Media and SplitCo and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Free copies of these proxy materials from Liberty Media may be obtained as indicated above.